Exhibit 11.1
IRWIN FINANCIAL CORPORATION AND SUBSIDIARIES
EXHIBIT 11(a) — COMPUTATION OF EARNINGS PER SHARE

Year Ended December 31,	2006	2005	2004

Average number of shares outstanding	29,501	28,518	28,274

Net income from continuing operations	$37,401	$36,247	$48,724

Basic earnings per share from continuing operations	$1.27	$1.27	$1.72

Net income from all operations	$1,727	$18,987	$68,445

Basic earnings per share from all operations	$0.06	$0.67	$2.42

Diluted shares outstanding
Average number of shares outstanding	29,501	28,518	28,274
Assumed conversion of preferred shares	—	—	2,607
Assumed conversion of convertible trust preferred shares	—	—	—
Assumed exercise of stock options	189	323	397

Total shares	29,690	28,841	31,278

Net income from continuing operations	$37,401	$36,247	$48,724
Effect of stock options	(303)	—	—
Add back interest on convertible shares	—	—	2,712

Net income from continuing operations	$37,098	$36,247	$51,436

Diluted earnings per share from continuing operations	$1.25	$1.26	$1.64

Net income from all operations	$1,727	$18,987	$68,445
Effect of stock options	(303)	—	—
Add back interest on convertible shares	—	—	2,712

Net income from all operations	$1,424	$18,987	$71,157

Diluted earnings per share from all operations	$0.05	$0.66	$2.28

(1)	The dilutive effect of convertible shares is based on the if converted method. These shares and interest add back were not included in 2005 because they were antidilutive.

(2)	The dilutive effect of stock options is based on the Treasury Stock method.